FILED BY VALIDUS HOLDINGS, LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY:  TRANSATLANTIC HOLDINGS, INC.

COMMISSION FILE NO. 001-10545

Validus Holdings, Ltd. 29 Richmond Road Pembroke, HM 08 Bermuda

VALIDUS RESPONDS TO TRANSATLANTIC

BOARD OF DIRECTORS ANNOUNCEMENT

•                  Reiterates Commitment to its Superior Proposal

•                  Pleased Transatlantic Board is Willing to Enter into Discussions

Pembroke, Bermuda — July 20, 2011 — Validus Holdings, Ltd. (NYSE: VR) (“Validus” or the “Company”) today responded to yesterday’s announcement by the Board of Directors of Transatlantic Holdings, Inc. (NYSE: TRH) (“Transatlantic”).

Validus has delivered to the Board of Directors of Transatlantic a Superior Proposal that provides a 27.1% premium to the June 10, 2011 Transatlantic unaffected share price of $44.01,(1) and a 5.3% ($2.63 per Transatlantic share) premium to the current implied value of the Allied World transaction.(2)  In contrast, the implied value of Allied World’s offer currently represents a 4.3% discount to the Transatlantic share price.(2)

Validus is pleased that the Transatlantic Board has offered to engage in discussions and exchange information with Validus, and the Company looks forward to the opportunity to speak with Transatlantic and exchange information regarding Validus’ Superior Proposal.

Validus remains fully committed to its Superior Proposal, and in keeping with that commitment has filed a preliminary proxy statement today with the Securities and Exchange Commission in

(1)          Based on Transatlantic ($44.01) closing price on June 10, 2011 and Validus ($30.81) closing price on July 12, 2011, the date of the Validus offer. Under the Validus proposal, Transatlantic stockholders would receive 1.5564 Validus voting common shares in the merger and $8.00 in cash per share pursuant to a one-time special dividend from Transatlantic immediately prior to closing of the merger for each Transatlantic share they own.

(2)          Based on Validus ($28.12), Transatlantic ($51.34) and Allied World ($55.84) closing prices on July 19, 2011.  Under the Allied World offer, stockholders of Transatlantic would receive 0.88 Allied World common shares for each Transatlantic share they own.

connection with the special meeting of stockholders of Transatlantic, urging them to vote against the inferior Allied World acquisition in order to preserve the ability of Transatlantic stockholders to benefit from Validus’ Superior Proposal.

Greenhill & Co., LLC and J.P. Morgan Securities LLC are acting as financial advisors to Validus, and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel.

About Validus Holdings, Ltd.

Validus Holdings, Ltd. is a provider of reinsurance and insurance, conducting its operations worldwide through two wholly-owned subsidiaries, Validus Reinsurance, Ltd. and Talbot Holdings Ltd.  Validus Re is a Bermuda based reinsurer focused on short-tail lines of reinsurance.  Talbot is the Bermuda parent of the specialty insurance group primarily operating within the Lloyd’s insurance market through Syndicate 1183.

Contacts

Investors:

Validus Holdings, Ltd.

Jon Levenson, Executive Vice President

+1-441-278-9000

Innisfree M&A Incorporated

Arthur Crozier / Jennifer Shotwell / Scott Winter

+1-212-750-5833

or

Media:

Jamie Tully/Jonathan Doorley

Sard Verbinnen & Co

212-687-8080

Cautionary Note Regarding Forward-Looking Statements

This press release may include forward-looking statements, both with respect to Validus and its industry, that reflect Validus’ current views with respect to future events and financial performance.  Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature are often used to identify forward-looking statements.  All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond Validus’ control.  Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements.  Validus believes that these factors include, but are not limited to, the following: 1) uncertainty as to whether

Validus will be able to enter into or consummate the proposed transaction on the terms set forth in Validus’ proposal; 2) uncertainty as to the actual premium that will be realized by Transatlantic stockholders in connection with the proposed transaction; 3) failure to realize the anticipated benefits (including combination synergies) of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Validus and Transatlantic; 4) uncertainty as to the long-term value of Validus voting common shares; 5) unpredictability and severity of catastrophic events; 6) rating agency actions; 7) adequacy of Validus’ or Transatlantic’s risk management and loss limitation methods; 8) cyclicality of demand and pricing in the insurance and reinsurance markets; 9) Validus’ ability to implement its business strategy during “soft” as well as “hard” markets; 10) adequacy of Validus’ or Transatlantic’s loss reserves; 11) continued availability of capital and financing; 12) retention of key personnel; 13) competition in the insurance and reinsurance markets; 14) potential loss of business from one or more major reinsurance or insurance brokers; 15) the credit risk Validus assumes through its dealings with its reinsurance and insurance brokers; 16) Validus’ or Transatlantic’s ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 17) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 18) the integration of businesses Validus may acquire or new business ventures Validus may start; 19) the legal, regulatory and tax regimes under which Validus operates; 20) the effect on Validus’ or Transatlantic’s investment portfolios of changing financial market conditions, including inflation, interest rates, liquidity and other factors; 21) acts of terrorism or outbreak of war or hostilities; and 22) availability of reinsurance and retrocessional coverage, as well as management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Validus’ and Transatlantic’s most recent reports on Form 10-K and Form 10-Q and other documents of Validus and Transatlantic on file with the Securities and Exchange Commission.  Any forward-looking statements made in this press release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Validus or its business, operations or financial condition.  Except to the extent required by applicable law, Validus undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

No rating agency (A.M. Best, Moody’s, or Standard & Poor’s) has specifically approved or disapproved or otherwise taken definitive action on the potential transaction.

Additional Information about the Proposed Transaction and Where to Find It:

This press release relates to a proposed business combination transaction between Validus and Transatlantic which may become the subject of a registration statement and relevant solicitation materials filed by Validus with the Securities and Exchange Commission.  This press release is not a substitute for the registration statement and relevant solicitation materials that Validus may file with the Securities and Exchange Commission or any other documents which Validus may send to its or Transatlantic’s shareholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND RELEVANT SOLICITATION MATERIALS AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  All such documents, if filed, would be available free of charge at the Securities and Exchange Commission’s website (www.sec.gov) or by directing a request to Innisfree M&A Incorporated at (877) 717-3929 (banks and brokers call collect at (212) 750-5833).

Participants in the Solicitation:

Validus and certain of its directors and officers may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction.  Information about Validus’ directors and officers is available in Validus’ proxy statement, dated March 23, 2011 for its 2011 annual general meeting of shareholders.  Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and relevant solicitation materials that Validus may file with the Securities and Exchange Commission in connection with the proposed transaction.